Exhibit 4.6

January 12, 2000


To: Don McIntyre
    Sr. Vice-President, HR, General Counsel and Secretary


From: Jonathan Wener
      Chairman of the
      Compensation Committee


New Executive Termination Arrangements

      The Board of Directors has approved new executive termination arrangements effective immediately. These arrangements will cover your involuntary termination of employment with Mitel Corporation in any circumstance that is considered to be termination "without good legal cause" as that term has been interpreted by the Courts of the Province of Ontario from time to time. This will replace both the VP Termination Policy which had previously applied to your termination of employment in the ordinary course of business and the termination provisions of the Compensation Agreement dated the 14th of May, 1996 which applied in the special circumstance of termination in the event of a Change of Control as defined in that document.

      Upon your involuntary termination from employment with Mitel Corporation without good legal cause, you will be provided the following termination package (net of required deductions):

      A/ payment in a lump sum of an amount equal to two (2) times your annual base salary and annual target bonus. (the target bonus does not include any special project bonus arrangements). This payment will be made within 30 business days following the date of termination;

      B/ payment of two (2) years regular annual contributions to the Executive Pension Plan ( Deferred Contribution Pension Plan and Supplemental Retirement Plan) paid annually with the first payment within 30 business days following the date of termination and the second payment, subject to subsection F, on the first anniversary of the date of termination;

      C/ provision of two (2) years of continuous group life and health benefits coverage (long term disability coverage is not included unless the insurance carrier is willing to provide this coverage);

      D/ you will have the period of 6 months following the date of termination to exercise all Mitel stock options that are vested up to the end of the exercise period;

      E/ all perquisites such as company cars, club memberships and the like will cease 30 days following termination;

      F/ the Executive Pension Plan contributions and group life and health coverage will terminate earlier if you become re-employed or become established as self-employed at a substantially similar level of compensation. These will terminate effective 30 days following confirmation of such status;

      G/ the termination package payments will be limited to a proportionately lesser amount than as set out herein if the period from termination to age 65 is less than two (2) years;

      H/ in accepting these termination provisions, you acknowledge that the sale contemplated under PROJECTS OPUS and DUO will not in itself constitute sufficient grounds for alleging constructive dismissal.

      In consideration for granting this new termination package, the Board requires that, for a period of one year from your date of termination of employment with Mitel, you will not participate (as an employee, executive, director or significant investor (greater than 20%)) in any business operating anywhere in the world that competes directly with the principal businesses of Mitel (or its successor) and you will not directly or indirectly solicit any of Mitel's customers for business in competition with Mitel (or its successor) or solicit, entice, approach or induce any of Mitel's employees to leave their employment with Mitel (or its successor) or to join another business or organization.


Mitel Board of Directors


Per:  Jonathan Wener
      Chairman of the
      Compensation Committee


I accept the new employment termination terms and conditions and agree that they replace any prior arrangements. I further agree with the terms of non-competition and non-solicitation outlined in this memo. I agree that the length of period and worldwide scope of these restrictions are fair and reasonable in the circumstances.


/s/Don McIntyre       March 7, 2000
---------------       -------------
Don McIntyre           Date